UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Bio-Rad Laboratories, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

090572-20-7

(CUSIP Number)

David Schwartz 1000 Alfred Nobel Drive Hercules, California 94547 (510) 741-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Andrew S. Williamson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Sanford S. Wadler Bio-Rad Laboratories, Inc. 1000 Alfred Nobel Drive Hercules, California 94547 (510) 741-6005

October 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following pages)

Page 1 of 7 Pages

Exhibit Index is on Page 7

SCHEDULE 13D

CUSIP No. 090572-20-7	Page 2 of 7 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only) David Schwartz
2.

Check the Appropriate Box if a Member of a Group

    (a)  ☒  Alice N. Schwartz, as spouse of David Schwartz, has a one-half community property interest in all shares of this class owned beneficially by David Schwartz.

    (b)  ☐

3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,772,912 shares of Class A Common Stock (subject to 2(a) above)
	8.	Shared Voting Power 34,311 shares of Class A Common Stock (1)
	9.	Sole Dispositive Power 2,772,912 shares of Class A Common Stock (subject to 2(a) above)
	10.	Shared Dispositive Power 34,311 shares of Class A Common Stock (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,807,223 shares of Class A Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.2%
14.	Type of Reporting Person IN

(1)	Held by the David and Alice N. Schwartz Charitable Remainder Unitrust (the “Unitrust”), of which David and Alice N. Schwartz are the sole trustees.

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”), whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 16, 1982 by David Schwartz, as last amended by Amendment No. 3 to the statement on Schedule 13D filed with the Commission on January 7, 1994 and revised on January 19, 1995 by David Schwartz (the “Prior Filing”). Each of David Schwartz and Alice N. Schwartz (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and attached as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) David Schwartz, Chairman of the Board of Bio-Rad, and (2) Alice N. Schwartz, a Director of Bio-Rad, retired and owner of a one-half community property interest in all shares owned beneficially by David Schwartz.

The business address of each of David Schwartz and Alice N. Schwartz is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547.

David Schwartz and Alice N. Schwartz are both citizens of the United States of America.

(d), (e). During the last five years, neither David Schwartz nor Alice N. Schwartz has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

No funds were exchanged in the transactions set forth in Item 5 below.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

The purpose of the transactions set forth in Item 5 was estate planning.

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b). David Schwartz owns beneficially 2,807,223 shares of Class A Common Stock, representing 12.2% of the issued and outstanding Class A Common Stock. This includes 34,311 shares of Class A Common Stock held by the Unitrust, of which David and Alice N. Schwartz are the sole trustees. Alice N. Schwartz, as the spouse of David Schwartz, has a one-half community property interest in all shares of this class owned beneficially by David Schwartz.

(c). Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by David Schwartz:

Date	No. of Shares of Class A Common Stock Acquired (Disposed)		Type	Price Per Share	Ownership
10/11/96	(2,500	)(1)	Gift	—	Direct
7/25/97	(1,314	)(1)	Gift	—	Direct
5/05/98	(1,200	)(1)	Gift	—	Direct
4/08/99	(2,612	)(1)	Gift	—	Direct
11/27/00	(1,600	)(1)	Gift	—	Direct
1/16/01	(1,600	)(1)	Gift	—	Direct
12/05/02	(665)		Gift	—	Direct
12/03/03	(400)		Gift	—	Direct
12/19/03	(11,437)		Transfer to the Unitrust(2)	—	Direct
1/05/04	(360)		Gift	—	Direct
3/18/04	(380)		Gift	—	Direct
2/23/05	(860)		Gift	—	Direct
12/28/05	(15,250)		Transfer to Unitrust(2)	—	Direct
1/14/06	(300)		Gift	—	Direct
12/28/06	(7,624)		Transfer to Unitrust(2)	—	Direct
3/13/07	(350)		Gift	—	Direct
2/28/08	(240)		Gift	—	Direct
3/25/09	(400)		Gift	—	Direct
5/12/09	(101,332)		GRAT distribution	—	Indirect
2/12/10	(274)		Gift	—	Direct
4/29/10	(16,172)		GRAT distribution	—	Indirect
10/05/11	(282,092)		GRAT distribution	—	Indirect

(1)	Adjusted to reflect two-for-one stock split that became effective on March 7, 2002.
(2)	Held by the Unitrust, of which David and Alice N. Schwartz are the sole trustees.

(d), (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

David Schwartz and Alice N. Schwartz have indirect beneficial ownership of 4,060,054 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Company held by Blue Raven Partners, L.P., a California limited partnership (the “Partnership”), over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

David Schwartz and Alice N. Schwartz are general partners in DANSA Partners Limited, a California limited partnership (“DANSA Partners”), which, from time to time, holds securities of the Company. As general partners of DANSA Partners, David Schwartz and Alice N. Schwartz have voting and dispositive power of DANSA Partners’ shares. Currently, DANSA Partners holds 41,176 shares of Class B Common Stock. Separate from DANSA Partners, David Schwartz and Alice N. Schwartz are the beneficial owners of 461,926 shares of Class B Common Stock as individuals, over which they have sole voting power. In addition, David Schwartz has 97,098 shares of Class B Common Stock exercisable within sixty days pursuant to options and which constitute community property.

As the result of the foregoing, David Schwartz and Alice N. Schwartz have beneficial ownership of an aggregate of 4,660,254 shares of Class B Common Stock, representing 88.9% of the issued and outstanding Class B Common Stock.

By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	The David and Alice N. Schwartz Charitable Remainder Unitrust dated December 22, 2003.

Exhibit 2	Agreement among the Shareholders to File Joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2011

/s/ David Schwartz
David Schwartz, individually

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

EXHIBIT INDEX

Exhibit 1	The David and Alice N. Schwartz Charitable Remainder Unitrust dated December 22, 2003.

Exhibit 2	Agreement among the Shareholders to File Joint Schedule 13D.

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